UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2026

Arthur Schuetz
Chief Financial Officer
SCHMID Group N.V.
Robert-Bosch-Str. 32-36,
72250
Freudenstadt, Germany

Re: SCHMID Group N.V.
Registration Statement on Form F-1
Filed July 17, 2026
File No. 333-297530

Dear Arthur Schuetz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Axel Wittmann